Mail Stop 3561

March 3, 2006

Thomas J. Charlton, President
Madonna Corp.
7816 Call Donna Place, SW
Calgary, AB, Canada T2V 2R1

> **Re:** **Madonna Corp.**
> **Form 10-KSB for Fiscal Year Ended**
> **June 30, 2005**
> **Filed January 30, 2006**
> **File No. 0-32445**

Dear Mr. Charlton:

　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended June 30, 2005

Report of Independent Registered Public Accounting Firm, page 6

1.　　We noted the auditors are opining on the year ended June 30, 2005. The audit opinion does not appear to include the year ending June 30, 2004 or the cumulative period of January 19, 2000 (date of inception) through June 30, 2005 as included in the financial statements. As the former period was audited by another auditor please include the audit report issued by the predecessor auditor covering this period. Please also include a revised audit report that includes the cumulative period of January 19, 2000 (date of inception) through June 30, 2005.

Exhibit 99.3

2.   Please amend the form to include required disclosures relating to controls and procedures under Item 8A of the form and not as an exhibit. Please note Item 307 of Regulation S-B requires an evaluation of effectiveness as of the end of the period covered by the report, as opposed to a date within 90 days of filing. Also, the disclosure currently included in Exhibit 99.3 does not appear to conclude whether the disclosure controls and procedures are "effective." Also, the disclosure in Item 8A should state, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Appropriate disclosures regarding changes in internal control over financial reporting should also be provided as required by Item 308 of Regulation S-B.

Exhibits 99.1 and 99.2

3.   The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601(b)(31) states that the certification must be provided exactly as stated therein. We note multiple differences between the language of your certification and the language that is required. Please revise your certification accordingly.

Forms 10-QSB as of September 30, and December 31, 2005

4.   Please revise the Forms 10-QSB to address our above comments on disclosure relating to controls and procedures and certifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before March 24, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies